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TOTAL S.A.
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Total Signs Three Oil and Gas Agreements in Syria
Paris, September 4, 2008 — Total announced today that it signed three oil and gas agreements in Syria that will strengthen the Group’s long-term presence in the country.
The first agreement renews the Deir Ez Zor oil license, wholly-owned by Total and jointly operated by Total and the Syrian Petroleum Company via the Deir Ez Zor Petroleum Company joint venture. The license was extended for 10 years to 2021, and enables Total to prolong and optimize production from the Jafra, Qahar and Atalla fields.
The second agreement covers enhancing output from the Tabiyeh gas and condensate field to increase gas deliveries to the domestic market from the Deir Ez Zor plant. This agreement will help Total develop its activities in Syria’s gas industry.
Lastly, Total signed a memorandum of understanding with state-owned Syrian Petroleum Company and Syrian Gas Company to set up a strategic partnership that will allow the development of common projects between Total and those companies.
“I’m very pleased that these three agreements have been signed. They pave the way for increased cooperation between Total and Syria and bolster our operations in partnership with the national oil companies of this country,” said Christophe de Margerie.
Total in Syria
Total has been present in Syria since 1988 and operates the Deir Ez Zor license through the Deir Ez Zor Petroleum Company, a 50-50 joint venture between Total and Syrian Petroleum Company. The Group’s operated production in Syria amounted to 29,000 barrels per day in 2007.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com